**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 73018 / September 9, 2014**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-16016**

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| **In the Matter of**<br><br>**Black Hawk Exploration,**<br>**Composite Technology Corporation,**<br>**Forza Environmental Building Products, Inc.,**<br>**Hotcloud Mobile, Inc.,**<br>**ImmunoBiotics, Inc., and**<br>**SpatiaLight, Inc.,**<br><br>**Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO IMMUNOBIOTICS, INC.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by ImmunoBiotics, Inc. ("IMBI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 14, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to ImmunoBiotics, Inc. ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.     IMBI (CIK No. 1413579) is a Florida corporation located in Covina, California with a class of securities registered with the Commission under Exchange Act Section 12(g). As of August 11, 2014, the common stock of IMBI (symbol IMBI) was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.     IMBI has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2010.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


                Jill M. Peterson
                Assistant Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.